FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release dated June 1, 2006

2.

News Release dated June 13, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: July 13, 2006

By:

“David H. Brett”

David H. Brett

Its:

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

$5.75 Million Production/Exploration Financing Closed

For Immediate Release.  Vancouver, BC, June 1, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has closed the previously announced financing with $5.75 million in gross proceeds being raised to fund the recommencement of gold production at the Table Mountain Gold Mine in northern BC, further exploration of the nearby Taurus II bulk-tonnage gold target, and ongoing working capital needs.  Issued under the financing, brokered by M Partners Inc., are 3,749,225 common share units at $0.24 per unit for proceeds of $899,814, 6,657,500 Flow Through units at $0.27 per unit for proceeds of $1,797,525, and 813 Convertible Debentures at $3,750 per unit for proceeds of $3,048,750.  Total proceeds were $5,746,089.  M Partners Inc and Oberon Securities LLC were paid a cash commission of 7% and received brokers warrants to purchase such number of common shares as is equal 7% of all the units sold, at a price of $0.24 exercisable for a period of 18 months from closing.

The common share units consist of one common share and one warrant to purchase an additional common share for one year at $0.35 per unit.  The flow through units consist of one common share and one half of one warrant to purchase an additional common share for one year at $0.35 per share.  The Convertible Debentures bear interest at a rate of 11% per annum calculated and payable semi-annually, mature in 18 months, and are convertible into common shares at $0.305 per share.  The purchasers of the Convertible Debenture also received 6,147 warrants with each Debenture purchased.  The warrants accompanying the Debenture are not exercisable until the Company obtains the approval of its shareholders for the Debenture warrants.  Thereafter, each Debenture warrant entitles the holder to purchase a common share at $0.35 per share expiring May 31, 2007.  If the shareholders do not approve the warrants accompanying the Debentures by the close of business on July 30, 2006, the Debentures will bear interest at 15% per annum.  The debentures are secured against the assets of the Company.  All shares issued pursuant to this private placement together with any shares issuable on the conversion of debentures and exercise to warrants have a hold period expiring October 1, 2006

The Company is immediately commencing exploration and production operations at the Table Mountain Property in Northern BC.  Cash flow from gold production is expected to commence in the fourth quarter of 2006.

“This financing is a major milestone for Cusac, as we are now on a path to realizing the full potential of the Cassiar Gold Camp,” said Cusac CEO David Brett.  “With gold production recommencing from the historic high grade vein systems on Table Mountain, Cusac will be in an excellent position to explore and advance the emerging bulk-tonnage gold potential at Taurus II.  I am looking forward to working with the Cusac team to realize our goals for 2006.”

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Cusac Secures Key Production Personnel and Equipment,

Taurus II Exploration Program Underway

For Immediate Release.  Vancouver, BC, June 13, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that operations have commenced to produce gold at its 100% owned and operated Table Mountain Gold Mine, and that a Mine Manager and Mill Superintendent have been appointed.  Mr. Kevin Fitzpatrick, P.Eng, who previously held positions at Table Mountain as Chief Mining Engineer and Mine Manager in the 1990’s will assume the role of Mine Manager.  Mr. Colin Craft who previously held positions as Chief Assayer and Senior Mill Operator at Table Mountain will assume the role of Mill Superintendent.

The Company has also entered into an equipment purchase and personnel agreement with mining contractor Camlaren Mine Development Ltd.  Under the agreement, underground mining specialist Mr. Gerry Hess, President of Camlaren, has been appointed Mine Superintendent.  Also, Camlaren invested $540,000 in Cusac's recently closed convertible debenture offering.  Camlaren has sold a significant amount of underground mining equipment to Cusac under the agreement, and more importantly, Camlaren has recruited a number of key mining and mechanical personnel to work directly for Cusac.

“Securing these key people in a tight market for mining talent is an important step in ramping up operations at Table Mountain.  I’m very pleased about how mining team is coming together,” said Cusac CEO David Brett.  “The deal with Camlaren also significantly accelerates our acquisition of critical mining equipment for the operation, including a large inventory of parts, tools and supplies.”

The 2006 Exploration Program at Table Mountain is now fully underway.  In advance of diamond drilling, fieldwork consisting of geochemical soil sampling and geological mapping is being carried out in conjunction with compilation and geological interpretation of the Company’s extensive historical exploration database in the area.  The Company has requisitioned an airborne LIDAR (Light Detection and Ranging) survey of the Table Mountain Property focusing on the 15 KM long Erickson Creek Fault Zone that controls the gold mineralization on the property.  The increasingly popular LIDAR method will generate a very detailed "bare earth" image with an accuracy of about 15 centimeters.  This state of the art high-resolution image will be incorporated into the existing database to greatly enhance the known fault structures which are known to control the gold emplacement.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.